06003518

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1129 Broad St.
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Curchin & Co.
(Name – *if individual, state last, first, middle name*)

125 Half Mile Rd. (Address) Red Bank (City) NJ (State) 07701 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

RECEIVED
FEB 27 2006
185
SEC MAIL PROCESSING SECTION WASH. D.C.

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin T. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LORI D CHADWICK
Notary Public
State of New Jersey
My Commission Expires May 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT A. STANGER & COMPANY, INC.

CONTENTS

CURCHIN

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2005 and 2004 and the related statements of income and retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 9 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2005 and 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group
THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 17, 2006

THE CURCHIN GROUP LLC
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.**curchin**.com

ROBERT A. STANGER & COMPANY, INC.
BALANCE SHEETS
DECEMBER 31,

ASSETS	2005	2004
CURRENT ASSETS:		
Cash	$ 397,702	$ 418,010
Investments in limited partnerships	3,000	13,258
Accounts receivable - trade	288,191	441,683
Accounts receivable - other	5,342	56,148
Prepaid expenses	43,973	-
Prepaid taxes	1,750	-
	739,958	929,099
LONG TERM ASSETS:		
Furniture and equipment, net of accumulated depreciation	84,427	2,734
	$ 824,385	$ 931,833
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 14,180	$ 74,066
Accrued expense	190,000	-
Taxes payable	-	500
Deferred tax liability	2,000	4,880
	206,180	79,446
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	616,705	850,887
TOTAL SHAREHOLDERS' EQUITY	618,205	852,387
	$ 824,385	$ 931,833

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2005	2004
REVENUE:		
Consulting and related services	$4,416,912	$6,000,438
Interest income	8,414	3,201
Total revenue	4,425,326	6,003,639
COSTS AND EXPENSES:		
Salaries	2,957,690	5,065,938
Employee benefits	175,407	275,945
Consultants	382,347	477,692
Office rent	122,110	154,944
Insurance	52,283	39,818
Legal fees	38,615	24,762
Accounting fees	18,945	13,500
Payroll processing fees	5,384	5,129
Travel and conference	89,767	82,775
Telephone	31,104	33,213
Postage	21,922	18,916
Automobile	1,518	9,107
Publications, dues and subscriptions	70,287	37,669
Utilities	11,453	11,087
Office maintenance and supplies	128,282	101,805
Contributions	2,600	22,575
Depreciation	26,313	9,023
Seminars	-	620
Total costs and expenses	4,136,027	6,384,518
NET INCOME (LOSS) FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	289,299	(380,879)
PROVISION (BENEFIT) FOR STATE INCOME TAXES	2,370	(4,157)
NET INCOME (LOSS)	$ 286,929	$ (376,722)

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Number of Shares Issued	Stock Amount	Retained Earnings	Total
BALANCE, DECEMBER, 31, 2003	100	$ 1,500	$ 1,227,609	$ 1,229,109
YEAR ENDED DECEMBER 31, 2004				
Net loss		-	(376,722)	(376,722)
BALANCE, DECEMBER, 31, 2004	100	1,500	850,887	852,387
YEAR ENDED DECEMBER 31, 2005				
Net income			286,929	286,929
Distributions to shareholders		-	(521,111)	(521,111)
BALANCE, DECEMBER, 31, 2005	100	$ 1,500	$ 616,705	$ 618,205

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net gain (loss)	$ 286,929	$ (376,722)
Adjustments to reconcile net gain (loss) to net cash flows from operating activities:		
Depreciation	26,313	9,023
Deferred taxes	(2,880)	(4,980)
Changes in operating assets and liabilities:		
Accounts receivable - trade	153,492	361,090
Accounts receivable - other	50,806	205,919
Prepaid expenses	(43,973)	-
Prepaid taxes	(1,750)	-
Accounts payable	(59,886)	13,302
Accrued expense	190,000	-
Taxes payable	(500)	-
Net cash flows from operating activities	598,551	207,632
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(108,006)	(6,835)
Change in investments in limited partnerships	10,258	2,852
Net cash flows from investing activities	(97,748)	(3,983)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' distributions	(521,111)	-
NET CHANGE IN CASH	(20,308)	203,649
CASH, BEGINNING OF YEAR	418,010	214,361
CASH, END OF YEAR	$ 397,702	$ 418,010
SUPPLEMENTAL CASH FLOW INFORMATION:		
Taxes paid	$ 7,000	$ 823

See accompanying notes to financial statements.

NOTE 1 - NATURE OF THE ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

In addition, the Company elected S Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments in Limited Partnerships - The Company records its investments in limited partnerships at cost adjusted for earnings and distributions.

Accounts Receivable - The Company writes off accounts receivables as uncollectible at the time they are deemed uncollectible. At December 31, 2005 and 2004, management of the Company considers all receivables to be collectible. Therefore, the direct write-off method approximates the allowance method.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods. Leasehold improvements are amortized over the period of their respective lease using accelerated methods.

Compensated Absences - The Company does not permit carryover of unused vacation to subsequent periods, therefore, no amounts for compensated absences have been accrued.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture equipment and leasehold improvements consist of the following at December 31:

	2005	2004
Furniture and equipment	$349,283	$261,009
Leasehold improvements	19,732	-
	369,015	261,009
Less: accumulated depreciation	284,588	258,275
	$ 84,427	$ 2,734

Depreciation expense charged to operations was $26,313 and $9,023 for the years ended December 31, 2005 and 2004, respectively.

NOTE 3 - INCOME TAXES:

The provision (benefit) for income taxes consists of the following components:

	2005	2004
Current taxes	$5,250	$ 823
Deferred taxes	(2,880)	(4,980)
	$2,370	$(4,157)

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2005 and 2004.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains cash with various financial institutions, which limits exposure to any one institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company. No allowance for uncollectible accounts has been provided, as management believes the balance of accounts receivable to be fully collectible.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Concentrations - Approximately 13.5% of the Company's revenues were generated by contracts from one customer, and 27% of the Company's receivables were owed from one customer at December 31, 2005.

Lease Commitment - The Company has entered into a commitment to lease office space beginning February 1, 2005 on a five-year operating lease at $111,300 per annum. The lease expires January 31, 2010. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%. Rent expense of $122,110 and $154,944 has been included in operations for the years ended December 31, 2005 and 2004.

The Company also leases various equipment under operating leases that expire at various times throughout the year 2010.

The following is a schedule detailing future minimum lease payments:

Year Ending December 31,	
2006	$126,713
2007	127,450
2008	132,250
2009	136,185
2010	11,958
Thereafter	-
	$534,556

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31st of each year:

	2005	2004
Net capital	$189,522	$337,552
Required net capital	$ 13,745	$ 5,296
Net capital in excess of minimum required	$175,777	$332,256
Aggregate indebtedness	$206,180	$ 79,447
Net capital ratio	1.09 to 1	0.24 to 1

Regulations of the State of New Jersey require minimum net capital of $10,000.

NOTE 8 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the years ended December 31, 2005 and 2004 there were no differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

ROBERT A. STANGER & COMPANY, INC.
SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2005	2004
COMPUTATION OF NET CAPITAL:		
Total capital	$ 618,203	$ 852,387
Less: non-allowable assets	(428,683)	(514,823)
Haircuts	-	(12)
Net capital	$ 189,520	$ 337,552
AGGREGATE INDEBTEDNESS	$ 206,180	$ 79,446
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 13,745	$ 5,296
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 13,745	$ 5,296
Excess net capital	$ 175,775	$ 332,256
Excess net capital at 1000%	$ 168,902	$ 329,607
Ratio: Aggregate indebtedness to net capital	1.09	0.24

CURCHIN

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statement of Robert A. Stanger & Company, Inc. (the "Company") for the year ended December 31, 2005 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THE CURCHIN GROUP LLC
125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.**curchin**.com

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Curchin Group

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 17, 2006